December 16, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Lauren Hamill

Re:	BioCryst Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 15, 2025
File No. 333-291678

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCryst Pharmaceuticals, Inc. hereby requests that the effective date of its Registration Statement on Form S-4 (File No. 333-291678) be accelerated by the Securities and Exchange Commission to December 18, 2025 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

Should you have any questions or comments regarding the foregoing, please contact Matthew T. Gehl of Covington & Burling LLP at (212) 841-1113. In addition, please notify Mr. Gehl by telephone when this request for acceleration has been granted.

Sincerely,

BIOCRYST PHARMACEUTICALS, INC.

By:	/s/ Jon P. Stonehouse
Jon P. Stonehouse
Chief Executive Officer

cc: Alane Barnes, BioCryst Pharmaceuticals, Inc.
Ben Harshbarger, Astria Therapeutics, Inc.
Jack S. Bodner, Covington & Burling LLP
Andrew W. Ment, Covington & Burling LLP
Matthew T. Gehl, Covington & Burling LLP
Charles A. Dobb, Covington & Burling LLP
Rosemary G. Reilly, Sidley Austin LLP
John H. Butler, Sidley Austin LLP
Sally Wagner Partin, Sidley Austin LLP